W I L L I A M S ♦ S C H I F I N O

WILLIAMS SCHIFINO MANGIONE & STEADY P.A.
ATTORNEYS AT LAW

November 1, 2006

Securities and Exchange Commission
Division of Corporate Finance
Attn: Daniel Lee
100 F Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
                              Registration Statement on Form SB-2 Filed July 31, 2006
                              File No.: 333-136174
                              Form 10-KSB for the year ended December 31, 2005
                              File No.: 0-24362

Dear Mr. Lee:

    I am filing herewith on behalf of the subject Company an amendment to the Company’s Form 10-KSB Report for the year ended December 31, 2005. The following numbered responses correspond to the numbered comments contained in the staff’s comment letter dated October 27, 2006.

    1. Please be advised that the quotations were somehow placed inadvertently by the edgarizers of the Company’s SB-2, Amendment Number 3. The quotations will be removed from the printed final prospectus.

    2. Reference is made to the response to Item 8A contained in the Form 10-KSB/A.

    3. Reference is made to the response to Item 8A contained in the Form 10-KSB/A.

    4. Reference is made to the response to Item 8A contained in the Form 10-KSB-A. Also, please be advised that the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s disclosure controls and procedures were effective not only as of December 31, 2005 but also as of March 31, 2006 and June 30, 2006.

Mr. Daniel Lee
November 1, 2006
Page Two

    The Company has advised that comments 2, 3 and 4 will be noted with respect to the preparation of future reports.

Yours truly,

Williams Schifino Mangione & Steady, P.A.

/s/ William J. Schifino, Sr.
William J. Schifino, Sr., Esq.

WJS/mc
10912-174723